UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U5A
(As adopted October 2, 1936)

NOTIFICATION OF REGISTRATION
Filed under Section 5(a) of the Public Utility Holding Company Act of 1935

Date of Filing _____________________________________ File No.__________________

The above to be left blank.

TNP ENTERPRISES, INC.
 Name of Registrant

NOTIFICATION OF REGISTRATION

The undersigned holding company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 5(a) of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof.

1.       Exact name of registrant:  TNP ENTERPRISES, INC.

2.      Address of principal executive offices:  4100 International Plaza, Tower II
Forth Worth, Texas  76109

3.      Name and address of officer to whom notices and communications should be addressed:
 Terry Horn, Vice President, Secretary and Treasurer, TNP Enterprises, Alvarado Square, Albuquerque, New Mexico  87158

4.       Submit for registrant and each subsidiary company thereof:

	Col. A	Col. B	Col. C	Col. D
State of
	Name of Company	Organization	Organization	Type of Business
1	TNP Enterprises, Inc.	Corporation	Texas	Holding company
1.1	Facility Works, Inc.	Corporation	Texas	Inactive
1.2	Texas-New Mexico Power Company	Corporation	Texas	Electric utility company
1.2.1	Texas Generating Company, LP*	Limited partnership	Texas	Inactive
1.2.2	Texas Generating Company II, LLC	Limited liability company	Texas	Inactive
1.2.2.1	Texas Generating Company, LP*	Limited partnership	Texas	Inactive
1.3	TNP Operating Company	Corporation	Texas	Inactive
1.4	FCP Enterprises, Inc.	Corporation	Delaware	Energy-related subsidiary (electric and marketing)
1.4.1	First Choice Power, L.P.**	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.4.1.1	First Choice Power Special Purpose, L.P.***	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.5	First Choice Power GP, LLC	Limited liability company	Delaware	Energy-related subsidiary (electric and marketing)
1.5.1	First Choice Power, L.P.**	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.5.2	First Choice Special Purpose GP, LLC	Limited liability company	Delaware	Energy-related subsidiary (electric and marketing)
1.5.2.1	First Choice Power Special Purpose, L.P.***	Limited partnership	Texas	Energy-related subsidiary (electric and marketing)
1.6	TNP Technologies, L.L.C.	Limited liability company	Texas	Inactive
1.7	TNPE-Magnus, L.L.C.	Limited liability company	Texas	Inactive

*Texas-New Mexico Power Company owns a 99% limited partnership interest and Texas Generating Company II, LLC owns a 1% general partnership interest in Texas Generating Company, LP.

**FCP Enterprises owns a 99.5% limited partnership interest and First Choice Power GP, LLC owns a 0.5% general partnership interest in First Choice Power, L.P.

***First Choice Power, L.P. owns a 99.5% limited partnership interest and First Choice Power Special Purpose GP, LLC owns a 0.5% general partnership interest in First Choice Power Special Purpose, L.P.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Albuquerque and State of New Mexico, on the 7th day of July 2005.

TNP ENTERPRISES, INC.
Name of Registrant)

By:	/s/ Jeffrey E. Sterba
Name:	Jeffrey E. Sterba
Title:	Chairman, President and Chief Executive Officer

Attest:

            /s/  Terry Horn
(Title)     Vice President, Secretary and Treasurer

VERIFICATION

(Form of verification where deponent is officer of a corporation. Suitable changes may be made for other kinds of companies.)

State of          New Mexico
County of      Bernalillo

The undersigned being duly sworn deposes and says that he has duly executed the attached notification of registration dated July 7, 2005 for and on behalf of TNP ENTERPRISES, INC. that he is the
                                 (Name of Company)

Chairman, President and Chief Executive Officer of such company; and that all action by stockholders,
           (Title of Officer)

directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeffrey E. Sterba
(Signature)

Jeffrey E. Sterba
(Type or print name beneath)

 (OFFICIAL SEAL)

Subscribed and sworn to before me at       Albuquerque, New Mexico                      ,
this 7th day of July 2005.

/s/ Jim Acosta
(Title of Officer)

My commission expires  January 13, 2008